MERCANTIL
SERVICIOS FINANCIEROS

SEC FILE NUMBER 82-4648

Caracas, January 31, 2002

Filing Desk
Securities and Exchange Com
450 Fifth Street N.W.
Washington, D.C. 20549

02015720

RECEIVED
MAR 0 1 2002
143

Attn.: Office of International Corporate Finance

SUPPL

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find attached copy of a press release announcing the Company's results for the fourth quarter of 2001, which was issued on January 28, 2002, and filed with the Venezuelan Securities and Exchange Commission (Comisión Nacional de Valores) and the Caracas Stock Exchange on the same date.

Please have the enclosed copy of this letter date stamped and return it by mail in the attached self-addresses envelope.

Sincerely

Guillermo Ponce
Secretary to the Board of Directors

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

dw 3/7

MERCANTIL

SEC FILE NUMBER 82-4648

FINANCIAL REPORT FOR THE FOURTH QUARTER OF 2001

Mercantil Servicios Financieros (MSF) reports its earnings for the quarter ended December 31, 2001

Caracas Stock Exchange: MVZ - Level 1 ADR: MSVFY

Caracas, January 28, 2002 – Mercantil Servicios Financieros, C.A. (MSF) presents its earnings for the fourth quarter of 2001. MSF reports net income of Bs. 38.296 billion (US$ 51 million) for the quarter, a level 89.6% higher than in the comparable period of 2000. That brings MSF's net income for the year to Bs. 70.702 billion (US$ 98 million), 102.6% more than it earned in 2000.

Total Assets amounted to Bs. 5 trillion 255.996 billion (US$ 6.943 billion), a figure Bs. 794.911 billion (17.8%) higher than its December 2000 counterpart. Equity stood at Bs. 611.391 billion (US$ 808 million), exceeding that of December 2000 by Bs. 45.315 billion (8.0%).

Summary of Financial Statements

		Quarter ended on			
	12-31-01	12-31-01	12-31-00	increase (decrease)	
	US$	Bolivars		Bolivars	%
		(In million, except percentages and income per share)			
Quarters					
Net Income (1)	51	38,296	20,200	18,096	89.6%
Income per share (Bs./share) (1)	0.13	98	51	46	90.4%
ROA		3.02%	1.86%		
ROE		25.45%	14.30%		
Years					
Net Income (2)	98	70,702	34,905	35,797	102.6%
Income per share (Bs./share) (2)	0.25	180	89	92	103.3%
ROA		1.46%	0.91%		
ROE		12.01%	6.28%		
Total Assets (3)	6,943	5,255,996	4,461,085	794,911	17.8%
Investment Portfolio (3)	1,570	1,188,462	825,188	363,274	44.0%
Loan Portfolio (3)	3,278	2,481,335	2,227,761	253,574	11.4%
Deposits (3)	5,373	4,067,192	3,375,507	691,685	20.5%
Shareholders' Equity (3)	808	611,391	566,076	45,315	8.0%

(1) Quarterly average exchange rate: Bs./US$ 748.50

(2) Annual average exchange rate: Bs./US$ 725.13

(3) 2001 Year end exchange rate: Bs./US$ 757

MERCANTIL

SUMMARY OF THE ACCOUNTING PRINCIPLES USED TO PREPARE THE FINANCIAL STATEMENTS

Consolidation

The financial statements of Mercantil Servicios Financieros, C.A. (MSF) are presented in conformity with the standards issued by the Venezuelan National Securities Commission (CNV). These standards require the preparation of consolidated financial statements, and those of MSF accordingly include the accounts of its subsidiaries:

- Banco Mercantil, C.A. a universal bank, in Venezuela, and its overseas branch and agencies.
- Commercebank, N.A., a bank in the United States.
- Banco Mercantil Venezolano, N.V., a bank in Curaçao, and its subsidiary Banco del Centro, S.A., a bank in Panama.
- Banco Mercantil Schweiz AG, a bank in Switzerland, and its subsidiary BMC Bank & Trust Limited, a bank in Grand Cayman.
- Merinvest, C.A., a stock brokerage in Venezuela.
- Inversiones y Valores Mercantil VI, C.A., and its subsidiaries Seguros Mercantil, C.A. and Seguros Orinoco.

CNV Accounting Standards

The CNV requires MSF's financial statements to be presented in historic figures after the fiscal period ended December 31, 1999. Accordingly, MSF discontinued the adjustment of its primary financial statements to reflect inflation as of January 2000. Fixed assets, among other items, are therefore shown at their inflation-adjusted value through December 31, 1999 and new additions thereto are recorded at acquisition cost; this adjusted cost does not exceed market value as determined by independent appraisers.

The financial statements for 2000 have been reclassified for comparative purposes, because: a) the Superintendency of Banks in Venezuela has ordered that transactions involving funds from the Housing Mutual Fund must be included in memorandum accounts beginning in 2001; b) during the first half of 2001 MSF reversed an adjustment of Retained Earnings it had been made the previous year, to conform to the alternative accounting treatment applied by its principal subsidiary Banco Mercantil to its investments; and c) the entry into force of the CNV Accounting Manual for MSF in the fourth quarter of 2001 made it necessary to modify the structure of the financial statements.

FINANCIAL PERFOMANCE OF THE PRINCIPAL SUBSIDIARIES

Mercantil Servicios Financieros, C.A.
Subsidiaries Contribution
(At December 31, 2001, in billion of Bolivars, except number of employees)

	Banco Mercantil 99,69%	Commercebank 100%	Holding Mercantil Internacional 100% (3)	Seguros Mercantil 100% Seguros Orinoco 99,94%	Merinvest 100%	Others 100%	TOTAL
Total assets	3,243	1,684	115	152	38	24	5,256
Investment portfolio	383	676	49	43	34	3	1,186
Loan portfolio	1,650	776	55	-	-	-	2,481
Deposits	2,510 (1)	1,474	83	-	-	-	4,067
Shareholders'equity	453	85	25	16	17	15	611
<u>Net income</u>							
Fourth Quarter	35	4	(1)	1	1	(2)	38
Year	51	13	-	2	3	2	71
Number of employees	7,126	447	34	420 (2)	117	73	8,217

(1) Adicionally there are other deposits in investments assigned through assets accounts and participations of Bs. 353 billion, repos of debt securities of Bs. 88 billion and Housing Mutual Fund of Bs. 290 billion
(2) In December 2001, MSF acdquired Seguros Orinoco. At December 31, 2001 Seguros Orinoco and its subsidiaries have 1,013 employees
(3) Holding Mercantil Internacional, consolidated include at Banco Mercantil Venezolano, N. V. and Banco Mercantil (Schweiz) AG

MERCANTIL

ANALYSIS OF THE QUARTER

PROFIT AND LOSS

FINANCIAL MARGIN

Financial Margin After Provisions								
	Quarter ended on		Increase (decrease)		For the twelve months period ended on		Increase (decrease)	
	12-31-01	12-31-00	Bolivars	%	12-31-01	12-31-00	Bolivars	%
	(In million of Bolivars, except percentages and income per share)							
Interest Income	166,325	146,464	19,861	13.6%	581,808	479,865	101,943	21.2%
Interest Expense	37,669	41,060	(3,391)	(8.3%)	149,258	135,978	13,280	9.8%
Gross Financial Margin	128,656	105,404	23,252	22.1%	432,550	343,887	88,663	25.8%
Provision for Losses on Loan Portfolio	23,111	7,187	15,924	221.6%	55,151	28,684	26,467	92.3%
Net Financial Margin	105,545	98,217	7,328	7.5%	377,399	315,203	62,196	19.7%

Gross Financial Margin was 22.1% higher in the fourth quarter of 2001 than in the same period of 2000, mainly due to higher interest rates for banking activity in Venezuela and a growth of financial asset and liabilities average volumes amounting to 17.9% and 19.9%, respectively, vs. the average figures for the fourth quarter of 2000. Bank interest rates rose in Venezuela largely in response to the monetary authorities' policy of restricting liquidity to relieve the pressure on the foreign exchange market.

For 2001 as a whole, Gross Financial Margin was 25.8% higher than in 2000. The gain stemmed mainly from higher volumes of financial assets and liabilities (27.3% and 31.4%, respectively), vis-à-vis the average figures for 2000. Banco Mercantil experienced growth rates of 18.5% for assets and 22.5% for liabilities, and Commercebank reported growth rates of 47.2% and 52.8%, respectively (37.9% and 42.9% in U.S. dollar terms for Commercebank).

Financial Income

Financial Income was 13.6% higher in the fourth quarter of 2001 than it had been during the same period of 2000. The increase was produced mainly by a 700 basis point rise in the average lending rate for Mercantil's banking operations in Venezuela (vs. the fourth quarter of 2000) in accordance with the average loan rate of the country's six largest banks as published by the Central Bank of Venezuela (BCV). (See Appendix IV)

Financial Income was 21.2% higher for 2001 than for 2000, mainly due to the aforementioned growth in the volume of financial assets; the year's average lending rate for banking operations in Venezuela did not diverge significantly from its 2000 level (it rose a 33 basis points) and the 90-day Libor reference rate applicable to operations in the United States declined by 469 basis points.

Financial Expenses

Financial Expenses were 8.3% lower in the fourth quarter of 2001 than in the comparable period of 2000, as a result of the falling reference rate for operations in the United States and a favorable change in the mix of deposits. Interest bearing demand deposits gained ground at the expense of time deposits – notwithstanding a 480 basis point average increase of rates for banking operations in Venezuela (specifically, for 90-day time deposits) vs. the fourth quarter of 2000.

Moreover, MSF recorded Bs. 2.867 billion of Interest Expense in the fourth quarter of 2001, associated with its issue of Bs. 59.814 billion of unsecured notes during the period. These securities mature in two and three years, and bear variable interest rates with a weighted average of 90.2 and 94% of the TAM (average market rate) published by the Central Bank of Venezuela (see Corporate Events).

Financial Expenses were up 9.8% for the year as a whole, due to the growth of financial liabilities vis-à-vis 2000. The average deposit rate paid by the country's six largest banks for 90-day time deposits, as published by the Central Bank of Venezuela, remained at the same level as in 2000.

COMMISSIONS AND OTHER INCOME

	Operating Income							
	Quarter ended on		Increase (decrease)		For the twelve months period ended on		Increase (decrease)	
	12-31-01	12-31-00	Bolivars	%	12-31-01	12-31-00	Bolivars	%
	(In million of Bolivars, except percentages and income per share)							
Net Financial Margin	105,545	98,217	7,328	7.5%	377,399	315,203	62,196	19.7%
Commissions and Other Income	44,958	30,203	14,755	48.9%	151,456	102,320	49,136	48.0%
Insurance Premiums, Net of Claims	4,227	3,567	660	18.5%	9,696	3,168	6,528	206.1%
Operating Income	154,730	131,987	22,743	17.2%	538,551	420,691	117,860	28.0%

Commissions and Other Income were 48.9% (Bs. 14.755 billion) higher in the fourth quarter of 2001 than in the corresponding period of 2000. The main reasons for that increase were:

- A 49.7% (Bs. 3.811 billion) growth of Commissions for Operations involving Customer Accounts, mainly reflecting larger volumes and the adjustment of fees for some of Banco Mercantil's services.
- A 162.9% (Bs. 2.142 billion) surge of Equity in other affiliates, which includes Bs. 1.916 billion in additional income from equity in the earnings of the Servicios Empresariales – SEREMCA company, a leader in the consumption ticket market, which is 43% owned.
- A 109.8% (Bs. 2.586 billion) advance in Gains on Sale of Investments in Securities, stemming mainly from the sale of 21% the company's holdings of CANTV (Venezuelan Telephone Company) American Depositary Shares (ADSs). As of December 31, 2001, MSF holds 1.24% of the CANTV's capital.
- A 37.7% (Bs. 5.127 billion) improvement of Other Income, most of which came in the form of CANTV dividends (Bs. 3.232 billion) and commissions for management of Housing Policy Act Savings (Bs. 3.145 billion).

As was the case for the fourth quarter, Commissions and Other Income rose for the year as whole, by 48.0%. Additionally, this increase reflects a 48.9% (Bs. 4.050 billion) growth of Trust Operations for the year; trust assets under management expanded by 26.0% from their 2000 level. Moreover, Equity in other affiliates surged by 189.4% (Bs. 11.408 billion) for the year, due to a reduction of expenses for the TODO1 Internet project and the aforementioned growth of equity in SEREMCA's earnings.

OPERATING EXPENSES

	Net Income							
	Quarter ended on		Increase (decrease)		For the twelve months period ended on		Increase (decrease)	
	12-31-01	12-31-00	Bolivars	%	12-31-01	12-31-00	Bolivars	%
	(In million of Bolivars, except percentages and income per share)							
Operating Income	154,730	131,987	22,743	17.2%	538,551	420,691	117,860	28.0%
Operating Expenses	112,318	112,706	(388)	(0.3%)	453,038	378,101	74,937	19.8%
Income before Taxes, Extraordinary Item and Minority Interest	42,412	19,281	23,131	120.0%	85,513	42,590	42,923	100.8%
Taxes (Current and Deferred)	5,247	1,113	4,134	371.4%	15,864	9,689	6,175	63.7%
Benefit from Utilization of Tax Loss Carryforwards	1,240	2,100	(860)	(41.0%)	1,240	2,100	(860)	(41.0)%
Minority Interest	(109)	(68)	(41)	60.3%	(187)	(96)	(91)	94.8%
Net Income	**38,296**	**20,200**	**18,096**	**89.6%**	**70,702**	**34,905**	**35,797**	**102.6%**
Income per Share (Bs./share)	**98**	**51**	**46**	**90.2%**	**180.3**	**88.7**	**91.6**	**103.3%**

Operating Expenses declined by 0.3% (Bs. 388 million) in the last quarter of 2001, as compared with the same period of 2000. This item is comprised mainly of the following:

- A 10% (Bs. 2.809 billion) reduction of Depreciation Expense, Expenses for Properties in Use, Amortization of Intangibles, and Other, as a result of the retirement of furniture and equipment and amortizable expenses. This movement offset the higher amortization expenses for goodwill stemming from the acquisition of Interbank (see Corporate Events).

- A reduction of Extraordinary Expenses vis-à-vis the fourth quarter of 2000, in which category Bs. 3.075 billion of provisions for Other Assets were recorded, among other movements.

In 2001 as a whole, Operating Expenses expanded by 19.8%. That growth was due mainly to a 25.9% rise in Personnel Expenses, reflecting not only the aforementioned salary adjustment policy but also an Extraordinary Expense of Bs. 8,527 billion due to the introduction of a new long-term incentive plan for officers. In addition, both Personnel Expenses and Other Operating Expenses reflect the effects of Banco Mercantil's merger with Interbank in Venezuela as of December 31, 2000, the largest part of which were incurred for expansion of the office network.

MERCANTIL

ANALYSIS OF THE QUARTER

BALANCE SHEET

SUMMARY OF BALANCE SHEET

	12-31-01 US$ (1)	12-31-01 Bolivars	09-30-01	12-31-00	December 2001 vs September 2001 Increase (decrease)	December 2001 vs September 2001 % of change	December 2001 vs December 2000 Increase (decrease)	December 2001 vs December 2000 % of change
		(Million, except percentage)						
Total Assets	6,943	5,255,996	4,878,411	4,461,085	377,585	7.7%	794,911	17.8%
Investment Portfolio	1,570	1,188,462	1,092,611	825,188	95,851	8.8%	363,274	44.0%
Loan Portfolio	3,278	2,481,335	2,332,935	2,227,761	148,400	6.4%	253,574	11.4%
Other Assets	395	299,292	268,635	260,164	30,657	11.4%	39,128	15.0%
Deposits	5,373	4,067,192	3,767,685	3,375,507	299,507	7.9%	691,685	20.5%
Subordinated Debt	65	49,205	47,488	38,445	1,717	3.6%	10,760	28.0%
Captial Convertible Liabilities	20	15,363	53,858	54,319	(38,495)	(71.5)%	(38,956)	(71.7)%
Shareholders' Equity	808	611,391	592,632	566,076	18,759	3.2%	45,315	8.0%
Assets in Trust	2,764	2,092,590	1,983,828	1,661,075	108,762	5.5%	431,515	26.0%
Investment Assigned Through Liquid Assets Accounts and Participations	466	352,546	329,153	429,850	23,393	7.1%	(77,304)	(18.0)%
Housing Mutual Fund	370	280,024	254,697	198,908	25,327	9.9%	81,116	40.8%
Assets Under Management	185	139,988	142,252	58,023	(2,264)	(1.6)%	81,965	141.3%

(1) Year end exchange rate: Bs./US$ 757

Assets by Currency


43%
57%
Bolivars
Dollars

Investment Portfolio

(At December 2001, excludes investment assigned through liquid assets accounts and participations)


0.9%
39.5%
21.6%
5.8%
32.1%
Securities - Venezuelan Government
Securities - USA Government
Securities - Venezuelan Companies
Securities - Foreign Companies, mainly USA
Compañía Anónima Nacional Teléfonos de Venezuela, CANTV's ADS

LOAN PORTFOLIO

MSF experienced a 6.3% growth of gross loan portfolio as compared with the preceding quarter, including a 9.7% growth in Banco Mercantil's loan portfolio.

For the year as a whole, MSF's gross loan portfolio grew 11.8% including the 8.7% and 22.9% of increase in Banco Mercantil and Commercebank's loan portfolio, respectively. Commercebank's loan portfolio grew 13.7% in US dollar terms.

Portfolio quality continues at very favorable levels, exceeding the average for the Venezuelan banking system past due and in litigation loans as a percentage of gross loans came to 3.6% at Banco Mercantil and 3.0% at MSF, vs. 5.2% for the Venezuelan financial system).

Loan Portfolio by type of Security
(At December 2001)


35.8%
18.7%
13.6%
31.9%
Debenture
Pledge
Mortgage
Unsecured

DEPOSITS

MSF experienced a 7.9% growth of deposits in the fourth quarter when compared with the previous quarter. This growh includes a 9.7% increase in Banco Mercantil's deposits.

For 2001 as a whole, MSF's deposits grew 20.5%, including a 7.6% growth in Banco Mercantil's deposits and 58.7% growth in Commercebank (46.5% in US dollar terms).

Banco Mercantil's market share in deposits remained almost unchanged as between the fourth quarters of 2000 and 2001; 14.2% at December 31, 2001 vs. 14.4% at December 31, 2000.

OTHER ASSETS

Other Assets expanded by Bs. 30.657 billion (11.4%) in the fourth quarter of 2001, mainly due to the recording of a Bs. 17.828 billion premium paid for acquisition of Seguros Orinoco. At December 2001, this item includes Bs. 33.0 billion for accounts receivable from Seguros Orinoco, mainly for insurance premium financing.

SUBORDINATED OBLIGATIONS

During 2001, Commercebank Holding carried out a new issue of "Trust Preferred Securities" in the amount of US$ 15 million. This issue strengthens Commercebank N.A.'s equity and provides support for the substantial expansion of its assets in 2001.

MINORITY INTERESTS

MSF's minority holdings are mainly preferred shares issued by Banco Mercantil in December 2000, as part of the September 2000 payment for Interbank. In the fourth quarter of 2001 MSF exercised its purchase option for 73.2% of those shares, which reduced its Minority Interest by Bs. 38.601 billion. This stock purchase was financed with unsecured notes issued in the fourth quarter of 2001 and is shown in CNV-Authorized Receipt of Funds (see Corporate Events).

EQUITY

Equity growth for the fourth quarter of 2001 amounted to Bs. 18.759 billion. This bulk of this item is comprised of Bs. 38.296 billion of net income recorded in the quarter, Bs. 8.225 billion of dividends paid, Bs. 2.418 billion for repurchase of shares (see Corporate Events), and Bs. 11.117 billion of reduction of investment value. The annual growth of equity came to Bs. 45.315 billion, including Bs. 70.702 billion of net income, Bs. 13.676 billion of dividends paid, and Bs. 13.314 billion for stock repurchases. (see stock repurchase and dividends in Corporate Events).

CORPORATE EVENTS

The following actions were taken in 2001, to continue adding value to the Company and the shareholders of Mercantil Servicios Financieros:

Acquisition of Seguros Orinoco

MSF acquired 99.94% of Seguros Orinoco on December 14, paying US$ 19.45 million to that company's selling shareholders and making a US$ 28.56 million capital contribution to strengthen its balance sheet. Savings from restructuring are estimated at US$ 8 million in 2002 and 2003, assuming a 22% growth of premiums collected in 2002.
This acquisition will make it possible for Seguros Mercantil to substantially expand its operations in Venezuela, putting it in third place in the national insurance company ranking with a market share estimated at 10.4%. It also brought in over 200,000 potential customers for other MSF financial products.

Dividend Policy

Over the course of 2001 Mercantil Servicios Financieros paid Bs. 38 per Class A and Class B common share in dividends. Bs. 20 per share (Bs. 5 per share each quarter) reflected ordinary dividends, and Bs. 18 per share consisted of extraordinary dividends. Dividends paid in 2001 stood 90% above the previous year's level, when cash dividends (both ordinary and extraordinary) totaled Bs. 20 per Class A or Class B share.
The shareholders of Mercantil Servicios Financieros were paid a stock dividend on December 13, consisting of one Class A or Class B common share for each 15 Class A or Class B common shares held at the time.
It was also decided to increase the dividend for the first quarter of 2002, to Bs. 7.00 per outstanding Class A or Class B common share, rather than the originally approved Bs. 5.00 per Class A or Class B common share.

Stock Repurchase Program

The fourth phase of the MSF Stock Repurchase Program (under way since May 2000) was approved at the September 26, 2001 General Shareholders' Meeting. Purchases in this new phase will have a maximum price of Bs. 2,600 per share and be carried out according to the prevailing conditions of the market and the company. It will have a six-month duration and calls for the acquisition of up to 15% of subscribed and paid-up capital, including the 6% acquired in Phases I, II, and III. 25,723,537 shares had been repurchased by December 31, 2001, representing 6.3% of MSF's capital. MSF's Board of Directors resolved to redeem 8,042,632 Class A common shares and 6,735,347 Class B common shares, which are among the shares acquired in the first two phases of the Stock Repurchase Program.

Unsecured Notes Issue

MSF issued and successfully placed Bs. 60 billion of unsecured notes, with two and three-year maturities and paying variable interest, as approved at the General Shareholders' Meeting of March 29, 2001. The funds raised by these placements were used to exercise the purchase option over preferred shares issued by Banco Mercantil, C.A. (Banco Universal) and in the acquisition of Seguros Orinoco.

Post-Merger Activities

The acquisition of Interbank and its subsequent merger into Banco Mercantil was one of the most important events taking place in the year 2000. Planned activities were completed in 2001, with the two institutions' technological integration culminating on February 19. This integration process was carried out in 126 days, a record for operations of this kind in Venezuela. Among the activities undertaken to enhance saving was the sale of surplus assets such as Interbank's headquarters building, and the removal of some of its local offices from the network. At December 31, 2001, Banco Mercantil in Venezuela has 7,669 employees. This figure compares with 8,830 employees of the sum of the payroll of both institutions before the mergen.

Union Elections

The Boards of Directors of the unions representing Mercantil's employees in Venezuela (except for those Seguros Mercantil) were elected in September, as were their delegates to the National Union Federation. The electoral process concluded satisfactorily and all the Mercantil employee union boards and delegates to the Federation to which those unions belong were ratified by the National Electoral Council (CNE).

AWARDS AND ACKNOWLEDGMENTS

- *Latin Finance chose Banco Mercantil as the best bank of the year. The publication describes Banco Mercantil as* Venezuela's largest and best managed bank, citing its strong commitment to the introduction of leading-edge banking technology.

- Global Finance called Banco Mercantil the best "Internet Bank" in Venezuela.

- Banco Mercantil was awarded by Global Finance as the Best Bank in Venezuela in 2001.

- The Banker honored Banco Mercantil as "The Best Bank in Venezuela in 2001".

- Banco Mercantil obtained the "ISO 9002 International Quality Certificate" acknowledging its excellence in "telephone banking and electronic mail service".

MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS C.A.
CONSOLIDATED BALANCE SHEET

UNAUDITED FIGURES

(Million)

ASSETS	US$ (1) 12-31-01	Bolivars, except percentages 12-31-01	09-30-01	12-31-00	December 2001 vs September 2001 Increase (decrease)	December 2001 vs September 2001 % of change	December 2001 vs December 2000 Increase (decrease)	December 2001 vs December 2000 % of change
CASH AND DUE FROM BANKS								
Cash	169	128,157	66,400	111,570	61,757	93.0%	16,587	14.9%
Banco Central de Venezuela	590	446,658	395,795	431,165	50,863	12.9%	15,493	3.6%
Venezuelan Banks and Other Financial Institutions	24	18,131	360	1,226	17,771	4936.4%	16,905	1378.9%
Foreign and Correspondent Banks	338	255,569	279,257	145,136	(23,688)	(8.5)%	110,433	76.1%
Pending Cash Items	123	92,774	118,493	99,222	(25,719)	(21.7)%	(6,448)	(6.5)%
(Provision for Cash and Due from Banks)	(1)	(1,029)	(1,579)	(729)	550	(34.8)%	(300)	41.2%
	1,242	940,260	858,726	787,590	81,534	9.5%	152,670	19.4%
INVESTMENT PORTFOLIO (2 y 3)								
Investments in Trading Securities	40	30,238	29,926	63,543	312	1.0%	(33,305)	(52.4)%
Investments in Securities Available for Sale	1,286	973,861	878,873	572,368	94,988	10.8%	401,493	70.1%
Investments in Securities Held to Maturity	53	40,395	79,765	52,674	(39,370)	(49.4)%	(12,279)	(23.3)%
Share Trading Portfolio	81	61,407	59,543	53,218	1,864	3.1%	8,189	15.4%
Investments in Time Deposits and Placements	100	75,631	38,864	76,166	36,767	94.6%	(535)	(0.7)%
Restricted Investments	9	6,930	5,640	7,219	1,290	22.9%	(289)	(4.0)%
	1,570	1,188,462	1,092,611	825,188	95,851	8.8%	363,274	44.0%
LOAN PORTFOLIO (4)								
Current	3,269	2,474,324	2,325,183	2,238,321	149,141	6.4%	236,003	10.5%
Rescheduled	91	68,710	57,663	30,830	11,047	19.2%	37,880	122.9%
Past Due	83	62,914	66,814	55,721	(3,900)	(5.8)%	7,193	12.9%
In Litigation	20	14,788	16,793	19,603	(2,005)	(11.9)%	(4,815)	(24.6)%
	3,462	2,620,736	2,466,453	2,344,475	154,283	6.3%	276,261	11.8%
(Allowance for Losses on Loan Portfolio)	(184)	(139,401)	(133,518)	(116,714)	(5,883)	4.4%	(22,687)	19.4%
	3,278	2,481,335	2,332,935	2,227,761	148,400	6.4%	253,574	11.4%
INTEREST AND COMMISSIONS RECEIVABLE	83	63,094	57,499	63,764	5,595	9.7%	(670)	(1.1)%
LONG-TERM INVESTMENTS	14	10,395	9,959	7,215	436	4.4%	3,180	44.1%
ASSETS AVAILABLE FOR SALE	41	30,665	42,378	37,519	(11,713)	(27.6)%	(6,854)	(18.3)%
PROPERTY AND EQUIPMENT	320	242,493	215,668	251,884	26,825	12.4%	(9,391)	(3.7)%
OTHER ASSETS	395	299,292	268,635	260,164	30,657	11.4%	39,128	15.0%
TOTAL ASSETS	6,943	5,255,996	4,878,411	4,461,085	377,585	7.7%	794,911	17.8%

(1) Year end exchange rate: Bs./US$ 757

(2) *Net of investments assigned through liquid assets accounts and participations of Bs. 352,546 billion at December 31, 2001 and Bs. 429,850 million at December 31, 2000*

(3) Excludes Housing Policy Law Assets in Trust of Bs. 20,422 billion at December 31, 2000

(4) Excludes Housing Policy Law Loans of Bs. 178,486 billion at December 31, 2000

MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS C.A.
CONSOLIDATED BALANCE SHEET

UNAUDITED FIGURES

(Million)

LIABILITIES AND SHAREHOLDERS' EQUITY	US$ (1)	Bolivars, except percentages			December 2001 vs September 2001		December 2001 vs December 2000	
	12-31-01	12-31-01	09-30-01	12-31-00	Increase (decrease)	% of change	Increase (decrease)	% of change
LIABILITIES								
DEPOSITS								
Non-interest Bearing	1,171	886,502	869,106	897,999	17,396	2.0%	(11,497)	(1.3)%
Interest-Bearing	1,744	1,320,570	1,081,895	804,165	238,675	22.1%	516,405	64.2%
Savings Deposits	1,118	845,967	707,972	658,118	137,995	19.5%	187,849	28.5%
Time Deposits	1,340	1,014,153	1,108,712	1,015,225	(94,559)	(8.5)%	(1,072)	(0.1)%
	5,373	4,067,192	3,767,685	3,375,507	299,507	7.9%	691,685	20.5%
DEPOSITS AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION								
Publicly Traded Debt Securities Issued by MSF	79	59,814	0	0	59,814	100.0%	59,814	100.0%
	79	59,814	0	0	59,814	100.0%	59,814	100.0%
FINANCIAL LIABILITIES								
Borrowings With Venezuelan Financial Institutions, Up to One Year	12	8,788	12,278	7,016	(3,490)	(28.4)%	1,772	25.3%
Borrowings With Venezuelan Financial Institutions, More Than one Year	6	4,238	2,569	881	1,669	100.0%	3,357	381.0%
Borrowings With Foreign Financial Institutions, Up to One Year	98	74,518	62,093	75,364	12,425	20.0%	(846)	(1.1)%
Borrowings With Foreign Financial Institutions, More Than One Year	44	33,574	22,640	59,821	10,934	48.3%	(26,247)	(43.9)%
Borrowings Under Repurchase Agreements	6	4,593	9,505	13,019	(4,912)	100.0%	(8,426)	(64.7)%
Other Borrowings, Up to One Year	32	24,418	18,471	21,658	5,947	100.0%	2,760	12.7%
Other Borrowings, More Than One Year	19	14,748	25,143	26,279	(10,395)	100.0%	(11,531)	(43.9)%
	218	164,877	152,699	204,038	12,178	8.0%	(39,161)	(19.2)%
INTEREST AND COMMISSION PAYABLE	19	14,215	14,243	14,650	(28)	(0.2)%	(435)	(3.0)%
OTHER LIABILITIES	362	273,939	249,806	208,050	24,133	9.7%	65,889	31.7%
SUBORDINATED DEBT	65	49,205	47,488	38,445	1,717	3.6%	10,760	28.0%
TOTAL LIABILITIES	6,115	4,629,242	4,231,921	3,840,690	397,321	9.4%	788,552	20.5%
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	20	15,363	53,858	54,319	(38,495)	(71.5)%	(38,956)	(71.7)%
SHAREHOLDERS' EQUITY								
CAPITAL STOCK								
Paid-in Capital	77	58,648	57,291	57,291	1,357	2.4%	1,357	2.4%
CAPITAL INFLATION ADJUSTMENT	253	191,709	191,709	191,709	0	0.0%	0	0.0%
SHARE PREMIUM	84	63,569	67,143	67,143	(3,574)	(5.3)%	(3,574)	(5.3)%
CAPITAL RESERVE	215	162,722	160,256	156,380	2,466	1.5%	6,342	4.1%
NEGATIVE GOODWILL	0	0	0	1,423	0	0.0%	(1,423)	(100.0)%
TRANSLATION ADJUSTMENT OF NET ASSETS OF SUBSIDIARIES ABROAD	(1)	(780)	(3,003)	(9,171)	2,223	(74.0)%	8,391	(91.5)%
RETAINED EARNINGS	216	163,662	146,170	123,091	17,492	12.0%	40,571	33.0%
SHARES REPURCHASED HELD BY SUBSIDIARIES	(24)	(18,414)	(28,326)	(17,430)	9,912	(35.0)%	(984)	5.6%
UNREALIZED GAIN FROM RESTATEMENTS OF INVESTMENTS AVAILABLE FOR SALE AT MARKET VALUE	(13)	(9,725)	1,392	(4,360)	(11,117)	(798.6)%	(5,365)	123.1%
TOTAL SHAREHOLDERS' EQUITY	808	611,391	592,632	566,076	18,759	3.2%	45,315	8.0%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,943	5,255,996	4,878,411	4,461,085	377,585	7.7%	794,911	17.8%

MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS C.A.
CONSOLIDATED STATEMENT OF INCOME

UNAUDITED FIGURES

(Million of Bolivars, except percentages)

	Quarter ended on		Increase (decrease)		For the twelve months period ended on		Increase (decrease)	
	12-31-01	12-31-00	Bolivars	%	12-31-01	12-31-00	Bolivars	%
INTEREST INCOME								
Income from Cash and Due from Banks	6,096	4,616	1,480	32.1%	17,158	19,102	(1,944)	(10.2)%
Income from Investment Securities	32,475	29,952	2,523	8.4%	114,033	81,538	32,495	39.9%
Income from Loan Portfolio	127,754	111,896	15,858	14.2%	450,617	379,225	71,392	18.8%
INTEREST INCOME	166,325	146,464	19,861	13.6%	581,808	479,865	101,943	21.2%
INTEREST EXPENSE								
Interest for Demand and Savings Deposits	9,672	12,239	(2,567)	(21.0)%	43,028	47,278	(4,250)	(9.0)%
Interest for Time Deposits	17,799	23,443	(5,644)	(24.1)%	79,100	68,893	10,207	14.8%
Interest for Securities Issued by the Bank	2,867	0	2,867	100.0%	2,867	0	2,867	100.0%
Interest on Financial Liabilities	7,331	5,378	1,953	36.3%	24,263	19,807	4,456	22.5%
INTEREST EXPENSE	37,669	41,060	(3,391)	(8.3)%	149,258	135,978	13,280	9.8%
GROSS FINANCIAL MARGIN	128,656	105,404	23,252	22.1%	432,550	343,887	88,663	25.8%
PROVISION FOR LOSSES LOAN PORTFOLIO	23,111	7,187	15,924	221.6%	55,151	28,684	26,467	92.3%
NET FINANCIAL MARGIN	105,545	98,217	7,328	7.5%	377,399	315,203	62,196	19.7%
COMMISSIONS AND OTHER INCOME								
Trust Fund Operations	3,398	3,170	228	7.2%	12,339	8,289	4,050	48.9%
Foreign Currency Transactions	2,188	1,410	778	55.2%	6,524	5,518	1,006	18.2%
Commissions on Customer Account Transactions	11,473	7,662	3,811	49.7%	34,571	24,636	9,935	40.3%
Commissions on Letters of Credit and Guarantees Granted	1,046	1,176	(130)	(11.1)%	4,333	3,700	633	17.1%
Equity in Long-Term Investments	827	(1,315)	2,142	(162.9)%	5,386	(6,022)	11,408	(189.4)%
Exchange Gains and Losses	2,369	2,156	213	9.9%	10,125	10,565	(440)	(4.2)%
Income (Loss) on Sale of Investment Securities	4,942	2,356	2,586	109.8%	15,727	6,917	8,810	127.4%
Other Income	18,715	13,588	5,127	37.7%	62,451	48,717	13,734	28.2%
TOTAL COMMISSIONS AND OTHER INCOME	44,958	30,203	14,755	48.9%	151,456	102,320	49,136	48.0%
INSURANCE PREMIUMS, NET OF CLAIMS								
Premiums	13,281	13,436	(155)	(1.2)%	53,597	48,733	4,864	10.0%
Claims Received	(9,054)	(9,869)	815	(8.3)%	(43,901)	(45,565)	1,664	(3.7)%
TOTAL INSURANCE PREMIUMS, NET OF CLAIMS	4,227	3,567	660	18.5%	9,696	3,168	6,528	206.1%
OPERATING INCOME	154,730	131,987	22,743	17.2%	538,551	420,691	117,860	28.0%
OPERATING EXPENSES								
Salaries and employee benefits	40,498	37,073	3,425	9.2%	177,461	140,927	36,534	25.9%
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Others	25,414	28,223	(2,809)	(10.0)%	101,159	94,581	6,578	7.0%
Fees paid to regulatory agencies	2,854	2,240	614	27.4%	11,476	6,694	4,782	71.4%
Other operating expenses	43,552	45,170	(1,618)	(3.6)%	162,942	135,899	27,043	19.9%
TOTAL OPERATING EXPENSES	112,318	112,706	(388)	(0.3)%	453,038	378,101	74,937	19.8%
INCOME BEFORE TAXES, EXTRAORDINARY ITEM AND MINORITY INTEREST	42,412	19,281	23,131	120.0%	85,513	42,590	42,923	100.8%
TAXES								
Current	5,810	1,593	4,217	264.7%	18,586	12,031	6,555	54.5%
Deferred	(563)	(480)	(83)	17.3%	(2,722)	(2,342)	(380)	16.2%
TOTAL TAXES	5,247	1,113	4,134	371.4%	15,864	9,689	6,175	63.7%
Benefit from utilization of tax loss carryforwards	1,240	2,100	(860)	(41.0)%	1,240	2,100	(860)	(41.0)%
Minority interest	(109)	(68)	(41)	60.3%	(187)	(96)	(91)	94.8%
NET INCOME	38,296	20,200	18,096	89.6%	70,702	34,905	35,797	102.6%
NET INCOME IN US$ (1)	51	29	22	76.2%	97.5	51	46.2	90.2%

(1) Quarterly average exchange rate: Bs./US$ 748.52 at 2001 and Bs./US$ 695.83 at 2000, and annual average exchange rate: Bs./US$ 725.13 at 2001 and Bs./US$ 681.02 at 2000

MERCANTIL

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
UNAUDITED FIGURES
(Million of Bolivars)

	Quarter ended on		For the twelve months period ended on	
	31-12-01	31-12-00	31-12-01	31-12-00
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	38,296	20,200	70,702	34,905
Adjustments to reconcile net income to net cash provided dy operating activities -				
Depreciation y amortization	14,095	13,700	56,683	49,677
Provision for losses on the loan portfolio	23,111	7,187	55,151	28,684
Employee termination benefits paid	(3,034)	(1,571)	(13,622)	(8,825)
Accrual for other assets	3,918	1,591	18,670	11,600
Privision for other assets	1,578	3,625	18,814	12,312
Net change in operating accounts -				
Interest and commissions receivable	(5,320)	(13,829)	945	(6,165)
Other assets	445	(97,087)	(42,006)	(69,564)
Other liabilities	(42,907)	19,525	(5,722)	(4,964)
Minority interest payable	(38,495)	(2,870)	(38,956)	(12,059)
Net cash provided by operating activities	(8,313)	(49,529)	120,659	35,601
CASH FLOWS FROM INVESTING ACTIVITIES				
Net change in investments securities	(81,047)	70,927	(350,853)	92,079
Net change in loan portfolio	(169,289)	(188,436)	(300,334)	(481,316)
Net change in investments in subsidiaries and affiliates	(2,818)	(2,546)	(3,180)	(2,682)
Additions to fixed assets, net of depreciation and write-offs	(6,194)	2,352	(681)	6,379
Net cash used in investing activities	(259,348)	(117,703)	(655,048)	(385,540)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net change in deposits	299,507	236,145	691,685	525,610
Net change in short-term laibilities	4,552	(647)	(46,787)	50,715
Net change in publicly traded debt securities issued by MSF	59,814	0	59,814	0
Net change in subordinated debt	1,717	481	10,760	12,515
Cash dividends	(8,225)	(3,669)	(13,676)	(6,743)
Shares repurchased	(2,418)	(6,343)	(13,314)	(9,792)
Shares held by subsidiary	0	(120)	0	(120)
Negative goodwill	0	(100)	(1,423)	1,423
Restatement of investments available for sale	(5,752)	(5,810)	0	0
Net cash flows from financing activities	*349,195*	*219,937*	*687,059*	*573,608*
CASH AND DUE FROM BANKS				
Net increase for the period	81,534	52,705	152,670	223,669
At the beginning of the period	858,726	734,885	787,590	563,921
At the end of the period	**940,260**	**787,590**	**940,260**	**787,590**

MERCANTIL SERVICIOS FINANCIEROS, C.A. CONSOLIDATED STATEMENT OF SAHREHOLDERS' EQUITY UNAUDITED FIGURES (Million of Bolivars)	Capital stock	Capital inflation adjusment	Paid-in surplus	Legal Reserve	Negative goodwill	Traslation adjustment of the assets in subsidiaries abroad	Retained earnings	Shares repurchased held by the subsidiaries	Income (loss) on investments available for sale	Total shareholders' equity
Balances at December 31, 2000	**57,291**	**191,709**	**67,143**	**156,380**	**1,423**	**(9,171)**	**123,091**	**(17,430)**	**(4,360)**	**566,076**
Net income for the quarter							*32,406*			*32,406*
Appropriation to legal reserve				3,876			(3,876)			0
Negative goodwill					(1,423)					(1,423)
Shares repurchased								(10,897)		(10,897)
Cash dividends							(5,451)			(5,451)
Unrealized loss on investments available for sale									5,752	5,752
Traslation effect of net assets in subsidiaries abroad						6,169				6,169
Balances at September 30, 2001	**57,291**	**191,709**	**67,143**	**160,256**	**0**	**(3,002)**	**146,170**	**(28,327)**	**1,392**	**592,632**
Net income for the quarter							38,296			38,296
Appropriation to legal reserve				2,466			(2,466)			0
Negative goodwill										0
Shares repurchased								(2,417)		(2,417)
Redemption of preferred shares	(2,217)						(10,113)	12,330		
Stock dividends	3,574		(3,574)							
Cash dividends							(8,225)			(8,225)
Unrealized loss on investments available for sale									(11,117)	(11,117)
Traslation effect of net assets in subsidiaries abroad						2,222				2,222
Balances at December 31, 2001	**58,648**	**191,709**	**63,569**	**162,722**	**0**	**(780)**	**163,662**	**(18,414)**	**(9,725)**	**611,391**

MERCANTIL

BREAKDOWN OF THE LOAN PORTFOLIO

ANNEX I

By Situation

	12-31-01	09-30-01	12-31-00	12-31-2001 vs 09-30-2001	12-31-2001 vs 12-31-2000
	In million of bolivars			% of change	
Current	2,474,324	2,325,183	2,238,321	6.4%	10.5%
Rescheduled	68,710	57,663	30,830	19.2%	122.9%
Past Due	62,914	66,814	55,721	(5.8)%	12.9%
In Litigation	14,788	16,793	19,603	(11.9)%	(24.6)%
Gross Loan Portfolio	2,620,736	2,466,453	2,344,475	6.3%	11.8%
Allowance for Losses on Loan Portfolio	(139,401)	(133,518)	(116,714)	4.4%	19.4%
Total Loan Portfolio	2,481,335	2,332,935	2,227,761	6.4%	11.4%

By Economic Activity

	12-31-01		09-30-01		12-31-00	
	(In million of Bolivars, except percentages)					
Commercial	877,675	33.5%	783,739	31.8%	649,459	27.7%
Foreing trade	339,738	13.0%	406,649	16.5%	440,101	18.8%
Home mortgage	160,614	6.1%	149,112	6.0%	158,164	6.7%
Industrial	229,611	8.8%	206,746	8.4%	266,153	11.4%
Construction	260,024	9.9%	270,293	11.0%	183,428	7.8%
Consumer	190,500	7.3%	182,631	7.4%	153,652	6.6%
Services	177,647	6.8%	141,977	5.8%	153,183	6.5%
Agricultural	182,629	7.0%	148,709	6.0%	153,101	6.5%
Car loans	86,894	3.3%	83,691	3.4%	87,847	3.7%
Other	115,404	4.3%	92,906	3.7%	99,387	4.3%
	2,620,736	100.0%	2,466,453	100.0%	2,344,475	100.0%

By Type of Risk

(Classified following the definitions and regulations of the Venezuelan Superintendency of Banks)

	12-31-01		09-30-01		12-31-00	
	(In million of Bolivars, except percentages)					
Nomal	2,300,103	87.8%	2,169,656	88.0%	2,050,194	87.4%
Potential	101,111	3.9%	88,320	3.6%	107,707	4.6%
Real	138,462	5.3%	134,323	5.4%	125,334	5.3%
High	72,659	2.8%	65,216	2.6%	44,517	1.9%
Unrecoverable	8,402	0.2%	8,938	0.4%	16,723	0.8%
	2,620,736	100.0%	2,466,453	100.0%	2,344,475	100.0%

By Geographical Location of the Debtor

	12-31-01		09-30-01		12-31-00	
	(In million of Bolivars, except percentages)					
Venezuela	1,677,312	64.0%	1,555,112	63.1%	1,517,847	64.7%
United states of America	581,625	22.2%	526,004	21.3%	372,055	15.9%
Brazil	69,327	2.6%	108,137	4.4%	107,140	4.6%
Colombia	40,942	1.6%	25,664	1.0%	30,493	1.3%
Mexico	48,332	1.8%	110,566	4.5%	107,628	4.6%
Peru	10,730	0.4%	42,994	1.7%	46,805	2.0%
Cayman Island	0	0.0%	10,239	0.4%	35,146	1.5%
Dominican Republic	26,280	1.0%	29,295	1.2%	29,949	1.3%
Argentina	442	0.0%	2,547	0.1%	29,172	1.2%
Other countries	165,746	6.4%	55,895	2.3%	68,240	2.9%
	2,620,736	100.0%	2,466,453	100.0%	2,344,475	100.0%

By Maturity

	12-31-01		09-30-01		12-31-00	
	(In million of Bolivars, except percentages)					
Up to six months	1,571,538	60.0%	1,515,760	61.5%	1,486,690	63.4%
Six months to one year	213,555	8.1%	202,188	8.2%	168,634	7.2%
One to two years	130,091	5.0%	109,576	4.4%	92,149	3.9%
Two to three years	144,724	5.5%	121,605	4.9%	96,952	4.1%
Three to four years	122,062	4.7%	112,325	4.6%	88,859	3.8%
Four to five years	106,036	4.0%	99,984	4.1%	81,218	3.5%
Over five years	332,730	12.7%	305,015	12.3%	329,973	14.1%
	2,620,736	100.0%	2,466,453	100.0%	2,344,475	100.0%

MERCANTIL

ANNEX II

BANCO MERCANTIL, C.A. - BANCO UNIVERSAL
(According to rules issued by CNV) (1)

UNAUDITED CONSOLIDATED FIGURES

SUMMARY BALANCE SHEET	US$ (2)	Bolivars, except percentages			December 2001 vs September 2001		December 2001 vs December 2000	
	12-31-01	12-31-01	09-30-01	12-31-00	Increase (decrease)	% of change	Increase (decrease)	% of change
		(Million)						
ASSETS								
Cash and Due from Banks	930	703,695	697,688	725,306	6,007	0.9%	(21,611)	(3.0)%
Investments Portfolio	494	374,006	342,364	316,359	31,642	9.2%	57,647	18.2%
Loan Portfolio	2,180	1,650,401	1,498,442	1,524,379	151,959	10.1%	126,022	8.3%
Properties and Equipment and Other Assets	703	532,515	508,206	540,813	24,309	4.8%	(8,298)	(1.5)%
TOTAL ASSETS	4,307	3,260,617	3,046,700	3,106,857	213,917	7.0%	153,760	4.9%
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits	3,316	2,510,034	2,288,428	2,332,719	221,606	9.7%	177,315	7.6%
Financial Liabilities and Other Liabilities	393	297,740	327,298	300,350	(29,558)	(9.0)%	(2,610)	(0.9)%
TOTAL LIABILITIES	3,709	2,807,774	2,615,726	2,633,069	192,048	7.3%	174,705	6.6%
SHAREHOLDERS' EQUITY	598	452,843	430,974	473,788	21,869	5.1%	(20,945)	(4.4)%
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	4,307	3,260,617	3,046,700	3,106,857	213,917	7.0%	153,760	4.9%

SUMMARY STATEMENT OF INCOME	US$ (2)	Quarter ended on		December 2001 vs September 2001		For the twelve months period		December 2001 vs December 2000	
	12-31-01	12-31-01	12-31-00	Increase (decrease)	% of change	12-31-01	12-31-00	Increase (decrease)	% of change
	(Million)	(Million of Bolivars, except percentages)							
Interest Income	190	141,968	123,358	18,610	15.1%	488,110	395,084	93,026	23.5%
Interest Expense	37	27,450	29,418	(1,968)	(6.7)%	107,225	95,592	11,633	12.2%
Gross Financial Margin	153	114,518	93,940	20,578	21.9%	380,885	299,492	81,393	27.2%
Provision for Losses on Loan Portfolio	29	21,479	4,481	16,998	379.3%	46,383	19,880	26,503	133.3%
Net Financial Margin	124	93,039	89,459	3,580	4.0%	334,502	279,612	54,890	19.6%
Commissions and Other Income	41	30,735	19,781	10,954	55.4%	105,172	76,548	28,624	37.4%
Operating Income	165	123,774	109,240	14,534	13.3%	439,674	356,160	83,514	23.4%
Operating Expenses	116	87,188	93,582	(6,394)	(6.8)%	382,344	323,873	58,471	18.1%
Income before Taxes, Extraordinary Item and Minority Interest	49	36,586	15,658	20,928	133.7%	57,330	32,287	25,043	77.6%
Taxes	3	1,910	(4,611)	6,521	(141.4)%	6,254	3,361	2,893	86.1%
Benefit from Utilization of Tax Loss Carryforwards	0	0	2,100	(2,100)	0.0%	0	2,100	(2,100)	(100.0)%
NET INCOME	46	34,676	22,369	12,307	55.0%	51,076	31,026	25,836	83.3%
NET INCOME IN US$ (3)		46	32	14	44.2%	70	46	25	54.4%

(1) These financial statements are presented according to CNV rules (see page 2), reflecting Banco Mercantil's contribution to MSF's Results

(2) Year end exchange rate: Bs./US$ 757

(3) Quarterly average exchange rate: Bs./US$ 748.52 at 2001 and Bs./US$ 695.83 at 2000, and annual average exchange rate: Bs./US$ 725.13 at 2001 and Bs./US$ 681.02 at 2000

Banco Mercantil Ratios (4)	System average	Quarter ended on 12-31-01	12-31-00
Gross financial margin / Average assets	18.92%	18.91%	16.47%
Return on average assets (ROA) (5)	2.69%	2.42%	2.65%
Return on average equity (ROE) (5)	18.64%	20.58%	22.50%
Non performing loans / Gross loans	5.20%	3.55%	3.59%
Allowance for losses on loan portfolio / Non performing loans	127.50%	180.07%	149.81%
Allowance for losses on loan portfolio / Gross loans	6.62%	6.40%	5.38%
Transformation expenses (6) / Average total income	54.11%	64.46%	66.50%
Tranformation expenses (6) / Average total assets (5)	8.90%	10.05%	38.07%

(3) Consolidanting only its agencies and subsidiary abroad for the purpose of its comparison with available ratios of the Venezuelan Banking System.

(4) Annualized

(6) Excludes fees paid to Fogade and to the Superintendency of Banks

RECONCILIATION OF HISTORIC PROFIT WITH CONTRIBUTION TO MSF's FINANCIAL RESULTS

	Quarter ended on 12-31-01	12-31-00
	(Million of Bolivars)	
Historical profit (7)	40,140	27,346
Additional depreciation and amortization expenses for effects of inflation adjustment through 1999 (see page 2)	(4,768)	(4,977)
Dividends and foreign exchange adjustments on preferred shares	(696)	0
CONTRIBUTION TO MSF's FINANCIAL RESULTS	34,676	22,369

(7) Considering criteria of the Superintendency of Banks in Venezuela

MERCANTIL

ANNEX II

COMMERCEBANK HOLDING CORPORATION
CONSOLIDATED BALANCE SHEET
(According to rules issued by CNV)

UNAUDITED CONSOLIDATED FIGURES

SUMMARY BALANCE SHEET	US$ (1) 12-31-01	Bolivars, except percentages 12-31-01	09-30-01	12-31-00	December 2001 vs September 2001 Increase (decrease)	% of change	December 2001 vs December 2000 Increase (decrease)	% of change
		(Million)						
ASSETS								
Cash and Due from Banks	261	197,588	157,303	43,521	40,285	25.6%	154,067	354.0%
Investments Securities	866	655,784	620,338	385,029	35,446	5.7%	270,755	70.3%
Loan Portfolio	1,024	775,532	770,398	632,536	5,134	0.7%	142,996	22.6%
Properties and Equipment and Other Assets	79	59,944	39,680	35,126	20,264	51.1%	24,818	70.7%
TOTAL ASSETS	2,230	1,688,848	1,587,719	1,096,212	101,129	6.4%	592,636	54.1%
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits	1,966	1,488,619	1,384,363	938,079	104,256	7.5%	550,540	58.7%
Financial Liabilities and Other Liabilities	152	115,090	120,739	100,500	(5,649)	(4.7)%	14,590	14.5%
TOTAL LIABILITIES	2,118	1,603,709	1,505,102	1,038,579	98,607	6.6%	565,130	54.4%
SHAREHOLDERS' EQUITY	112	85,139	82,617	57,633	2,522	3.1%	27,506	47.7%
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	2,230	1,688,848	1,587,719	1,096,212	101,129	6.4%	592,636	54.1%

SUMMARY STATEMENT OF INCOME	US$ (2) 12-31-01	Quarter ended on 12-31-01	Quarter ended on 09-30-01	December 2001 vs September 2001 Increase (decrease)	% of change	For the twelve months period 12-31-01	For the twelve months period 12-31-00	December 2001 vs December 2000 Increase (decrease)	% of change
	(Million)	(Million of Bolivars, except percentages)							
Interest Income	27	20,294	18,434	1,860	10.1%	84,616	71,475	13,141	18.4%
Interest Expense	9	6,356	7,777	(1,421)	(18.3)%	33,267	33,572	(305)	(0.9)%
Gross Financial Margin	18	13,938	10,657	3,281	30.8%	51,349	37,903	13,446	35.5%
Provision for Losses on Loan Portfolio	5	3,728	2,082	1,646	79.1%	10,184	7,491	2,693	35.9%
Net Financial Margin	13	10,210	8,575	1,635	19.1%	41,165	30,412	10,753	35.4%
Commissions and Other Income	3	2,555	1,746	809	46.3%	9,141	6,698	2,443	36.5%
Operating Income	16	12,765	10,321	2,444	23.7%	50,306	37,110	13,196	35.6%
Operating Expenses	9	7,034	6,132	902	14.7%	29,691	22,089	7,602	34.4%
Income before Taxes, Extraordinary Item and Minority Interest	7	5,731	4,189	1,542	36.8%	20,615	15,021	5,594	37.2%
Taxes	2	1,738	1,277	461	36.1%	7,426	5,469	1,957	35.8%
NET INCOME	5	3,993	2,912	1,081	37.1%	13,189	9,552	3,637	38.1%
NET INCOME IN US$ (2)		5	4	1	26.2%	18	14	4	30.0%

(1) Year end exchange rate: Bs./US$ 757

(2) Quarterly average exchange rate: Bs./US$ 748.52 at 2001 and Bs./US$ 695.83 at 2000, and annual average exchange rate: Bs./US$ 725.13 at 2001 and Bs./US$ 681.02 at 2000

Ratios Commercebank Holding Corporation	Quarter 09-30-2001	System USA Local Peer	System USA Florida (4)
Gross financial margin / Average assets	4.30%	3.69%	4.22%
Return on average assets (ROA) (3)	1.12%	0.62%	0.59%
Return on average equity (ROE) (3)	12.43%	6.01%	7.25%
Non performing loans / Gross loans	1.09%	1.46%	0.73%
Allowance for losses on loan portfolio / Non performing loans	127.50%	295.00%	152.00%
Allowance for losses on loan portfolio / Gross loans	2.13%	1.70%	1.42%
Transformation expenses / average total assets (3)	1.83%	2.77%	3.60%

(3) Annualized

(4) Based on September 2001 figures

MERCANTIL

ANNEX III

Summary of Financial Ratios

	US$	Quarter ended on	
	12-31-01	12-31-01	12-31-00
Net income in million of Bolivars (7)	51.16	**38,296**	**20,200**
Per share data:			
Class "A" share:			
Number of shares outstanding		206,976,147	207,911,632
Price in Bs. (8)	1.25	947	910
Average daily volume (# of Shares)		42,148	246,047
Price / Book value per share		0.61	0.63
Price / Earnings per share		9.70	17.72
Class "B" share:			
Number of shares outstanding		173,086,236	174,030,347
Price in Bs.	1.02	770	759
Average daily volume (# of Shares)		50,674	126,929
Price / Book value per share		0.49	0.53
Price / Earnings per share		7.88	14.78
Book value per share in Bs. (Equity / # of shares outstanding) (1) (8)	2.06	1,559.36	1,438.84
Earnings per share in Bs. (1) (7)	0.13	97.67	51.34
Market Capitalization in million (8)	435	329,283	321,289
Profitability Ratios:			
Gross financial margin / Average interest earning assets		14.28%	13.84%
Commissions and other income as a percentage of Total income		25.28%	21.70%
Return on average assets (ROA) (2)		3.02%	1.86%
Return on average equity (ROE) (2)		25.45%	14.30%
Efficiency Ratios:			
Operating expenses / Total income		63.16%	80.98%
Operating expenses / Average assets average (2)		8.87%	10.37%
Liquidity Ratios:			
Cash and due from banks / Deposits		23.12%	23.33%
Cash and due from banks and Investments securities / Deposits		52.34%	47.78%
Asset Quality Ratios:			
Non performing loans/ Gross loans		2.96%	3.21%
Allowance for losses on loan portfolio / Non performing loans		179.40%	154.95%
Allowance for losses on loan portfolio / Gross loans		5.32%	4.98%
Other:			
Number of branches (3)		363	403
Number of employees (4)		8,217	8,452
Number of ATM (5)		764	766
Number of points of sale (POS)		10,559	10,026
Capital Adequacy Ratios:			
Shareholders'equity / Total assets		11.63%	12.69%
CNV (6)			
Risk based capital (minimum required 8%)		15.39%	20.29%
Core capital (minimum required 4%)		12.45%	16.00%
BIS (6)			
Risk based capital		15.37%	19.23%
Core capital		12.43%	14.80%

(1) Based on the weighted-average number of shares 392,078,000 in 12-31-2001 and 393,425,834 in 12-31-2000

(2) Annualized

(3) Of the total, 342 in December 2001 and 288 in December 2000 belong to MSF in Venezuela and 96 belong to Interbak in Venezuela

(4) Of the total, 7,669 in December 2001 and 7,919 in December 2000 belong to MSF in Venezuela (1,453 belong to Interbank in Venezuela in December 2000)

(5) Of the total, 755 in December 2001 and 678 in December 2000 belogn to MSF in Venezuela and 79 belong to Interbank in Venezuela

(6) According to Basle guidelines

(7) Quarterly average exchange rate: Bs./US$ 748,50

(8) Year end exchange rate: Bs./US$ 757

MERCANTIL

ANNEX IV

Venezuela's Principal Indicators

	YEARS			QUARTERS								
	1999	2000	2001	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01
Gross Domestic Product (% Change) [1]	-6.1	3.2	2.7	-4.1	0.9	2.7	3.5	5.7	3.8	2.6	2.8	1.5
Total	-7.4	3.2	-0.9	-11.0	-1.0	0.9	5.2	7.7	3.6	-1.8	-1.1	-4.2
Oil activities	-5.4	3.0	3.8	-1.5	1.1	2.9	3.0	4.9	4	4.1	3.9	3.4
Non-Oil activities	-10.4	10.9	8.5	5.3	21.9	18.9	1.0	5.7	1.7	6.2	15.1	10.2
Consumer Price Index (% Change) [2]	20.0	13.4	12.3	20.7	12.7	15.6	15.0	10.5	9.0	15.5	14.3	10.5
Unemployment Rate (% Change) [3]	14.5	13.2	N.D.	13.5	15.3	14.0	14.1	12.1	14.2	13.3	13.4	N.D.
Monetary Liquidity (% Change) [1]	20.0	27.8	4,4 [4]	20.0	23.9	24.0	26.4	27.8	22.0	14.8	11.2	4,4 [4]
Interest Rates (Period end) (%) [5]												
Six Main Commercial and Universal Banks												
Loan rate	31.9	23.9	24.8	28.1	25.1	26.2	23.7	22.0	21.1	23.4	35.9	27.7
Average loan rate	31.3	24.5	24.8	28.4	27.8	25.1	23.6	21.6	21.6	21.4	27.83	28.57
Saving rate	7.1	3.4	2.4	4.8	3.6	3.2	3.0	2.8	2.8	2.2	2.1	2,3 [4]
90 days time deposits rate	18.9	14.8	14.7	17.3	14.4	16.4	14.0	13.5	11.3	13.6	19.4	19.5
Average 90 days time deposits rate	20.6	14.9	14.7	16.5	16.0	15.5	14.4	13.7	11.6	12.67	16.07	18.53
Exchange Rate												
Period end (Bs/US$) (Bid rate)	649.3	700.0	758.0	649.3	670.0	682.5	691.3	700.0	707.8	719.0	743.0	758.0
Depreciation (%) [2]	14.9	7.8	8.3	14.4	13.4	7.7	5.2	5.2	4.5	6.5	14.0	8.3
External Sector (million of US$)												
Trade Balance [6]	7,606	17,544	9,774	2,869	4,367	3,993	4,594	4,590	3,343	2,689	2,387	1,355
Oil Exports	16,697	27,885	21,710	5,393	6,492	6,852	7,276	7,265	6,028	5,808	5,689	4,185
Non-Oil Exports	4,122	5,150	5,346	1,159	1,233	1,329	1,273	1,315	1,269	1,302	1,414	1,361
Imports	13,213	15,491	17,282	3,683	3,358	4,188	3,955	3,990	3,954	4,421	4,716	4,191
Central Bank International Reserves (million of US$)	15,164	15,883	12,289	15,164	14,419	15,094	16,545	15,883	14,865	13,425	12,009	12,289
FIEM	215	4,588	6,227	215	1,706	2,275	2,898	4,588	6,036	6,567	7,081	6,227
Oil Export Average Price (US$/b)	16.0	25.9	20.3	21.8	25.4	25.4	27.1	25.9	21.9	22.42	21.5	15.8
Central Government (billion of Bs) [7]												
Ordinary Income	10,374	16,025	18,159	3,183	3,212	3,199	3,342	4,911	3,652	4,865	4,208	N.D.
Oil Income	3,959	8,199	8,714	1,680	1,474	1,539	1,747	3,245	1,682	2,941	2,222	N.D.
Non-Oil Income	6,415	7,826	9,445	1,504	1,739	1,660	1,595	1,666	1,971	1,923	1,986	N.D.
Ordinary Expenditures [8]	11,971	17,405	21,722	3,761	4,138	3,564	4,118	6,532	4,173	5,119	6,029	N.D.

(1) Changes are related to the same period of the previous year
(2) Annual figures. Annualized quartely figures
(3) Annual figures are related to second half figures
(4) Figures as of December 28, 2001
(5) Annual figures are obtained from weighted averages
(6) Balance of Payment disclosed by Central Bank of Venezuela
(7) Annual figures are provided by Central Bank of Venezuela's Year-end Statement, and quartely figures are taken from the Central Bank of Venezuela's Monthly Report
Differences between annual and quartely figures are due to methodological differences
(8) Excludes public debt amortization
N.D.: Non available
FIEM: Investment Fund for Macroeconomic Stabilization
Source: Central Bank of Venezuela (BCV), Central Office of Statistics and Information (OCEI), Ministry of Energy and Mines (MEM) and own calculations